Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Inland Diversified Real Estate Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-182748) on Form S-3 of Inland Diversified Real Estate Trust, Inc. of our report dated February 14, 2013, with respect to the historical summary of gross income and direct operating expenses of the Territory Portfolio for the year ended December 31, 2011 which report appears in the Form 8-K/A of Inland Diversified Real Estate Trust, Inc. dated February 19, 2013.

Our report related to the historical summary of gross income and direct operating expenses refers to the fact that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP
Chicago, Illinois
February 19, 2013